EXHIBIT 21.1

List of subsidiaries

Name	State of Incorporation/Organization

Aventine Renewable Energy, Inc.	Delaware
Nebraska Energy, L.L.C.	Kansas
Aventine Renewable Energy — Aurora West, LLC	Delaware
Aventine Renewable energy — Mt. Vernon, LLC	Delaware
Aventine Power, LLC	Delaware